Caterpillar Inc.
5205 N. O'Connor Blvd.
Suite 100
Irving, TX 75039

February 13, 2026

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in Caterpillar Inc.’s Annual Report on Form 10-K for the year ended December 31, 2025 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934.

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Caterpillar Inc. has included a disclosure involving limited and lawful dealings with the Intellectual Property Center of the Islamic Republic of Iran in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on February 13, 2026.

Sincerely,

/s/ Derek Owens
Derek Owens
Chief Legal Officer and General Counsel